As filed with the Securities and Exchange Commission on April 8, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Jason Cohenour

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2009 (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Sierra Wireless France SAS (the “Purchaser”), a company organized under the laws of France and an indirect wholly owned subsidiary of Sierra Wireless, Inc., a corporation organized under the laws of Canada (together with its subsidiaries, “Sierra Wireless”), disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, at a price of 8.50 euros per Share including any dividends payable, that are held by holders who reside in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 8.50 euros per Share including any dividends payable, and (iii) OCEANEs held by holders who reside in the United States at a price of 31.93 euros plus unpaid accrued interest (defined in the Schedule TO as the interest accrued but unpaid calculated pro rata from the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”), the related ADS letter of transmittal, and the related forms of acceptance for Shares and OCEANEs (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following thereto:

On April 8, 2009, Sierra Wireless, Inc. and Wavecom issued a joint press release announcing the final results of the Offers. A copy of the joint press release is attached as Exhibit 99(a)(27) and is incorporated herein by reference.

According to the results published by the AMF, as of the subsequent offering periods’ expiration date of March 31, 2009, an additional 1,007,195 Shares were tendered to the French Offer, and an additional 40,752 ADSs were tendered to the U.S. Offer. In addition, 15 OCEANEs were tendered to the French Offer. Pursuant to French law and practice, Purchaser purchased 160,643 shares on the open market in France. Together with the Securities Purchaser acquired during the initial offering period, Purchaser will hold a total of 14,562,502 Shares (including ordinary shares represented by ADSs), which will represent 88.3% of the voting rights of Wavecom.

Taking into account the Wavecom Securities held by Purchaser, the treasury shares and the “free shares” held by officers and employees, the Shares held by minority shareholders represent less than 5% of the Shares and voting rights of Wavecom. As a consequence, Purchaser, in accordance with French laws and regulations, intends to request the AMF to implement a squeeze-out of the Shares and OCEANEs and to seek the delisting of Wavecom Shares and OCEANEs from Euronext and ADSs from Nasdaq. Wavecom intends to terminate the registration of its Shares and ADSs under the Exchange Act immediately following the successful completion of the squeeze-out.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(27)	Joint press release issued by the Company and Sierra Wireless on April 8, 2009, entitled “Sierra Wireless Achieves Squeeze-Out Threshold in Subsequent Offering For Wavecom”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2009

WAVECOM S.A.

BY:	/S/ DAVID MCLENNAN
NAME:	DAVID MCLENNAN
TITLE:	Deputy Chief Executive Officer